SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

Schedule 13E-3
(Rule 13e-100)

Amendment No. 5

Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934
and Rule 13E-3 Thereunder

Rule 13e-3 Transaction Statement Under Section 13(e)
of the Securities Exchange Act of 1934

Peoples-Sidney Financial Corp.
(Name of the Issuer)

Peoples-Sidney Financial Corp.
(Name of Person(s) Filing Statement)

Common Stock, $.01 Par Value
(Title of Class of Securities)

712308-10-5
(CUSIP Number of Class of Securities)

Douglas Stewart
President and Chief Executive Officer
101 East Court Street
Sidney, Ohio 45365
(937) 492-6129
(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

With Copies To:

Jeffrey M. Werthan, Esq.
Katten Muchin Rosenman LLP
2900 K Street, N.W., Suite 200
Washington, DC  20007
(202) 625-3569

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:   ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:   ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$1,289,000	$50.66

_____ *

For purposes of calculating the fee only.  This amount assumes the acquisition of 95,730 shares of common stock of the subject company estimated to be acquired from shareholders to which this Rule 13e-3 Transaction Statement relates for $13.47 per share.

**	The filing fee equals $1,289,000 x 0.00003930 as determined by Rule 0-11(b)(1).

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

Amount Previously Paid: $50.66

Form or Registration No.: Schedule 13E-3, Amendment No. 1 to Schedule 13E-3, Amendment No. 2 to Schedule 13E-3, Amendment No. 3 to Schedule 13E-3, and Amendment No. 4 to schedule 13E-3.

Filing Party: Peoples-Sidney Financial Corp

Date Filed:  May 21, 2008, as amended by Amendment No. 1 dated June 3, 2008, Amendment No. 2 dated June 4, 2008, Amendment No. 3 dated June 11, 2008, Amendment No. 4 dated June 12, 2008, and this amendment No. 5 dated August 21, 2008.

INTRODUCTION

This Amendment No. 5 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 is being filed by Peoples-Sidney Financial Corp. (“PSFC” or the “Company”), a Delaware corporation, pursuant to Section 13(e) of the Securities Exchange Act and Rule 13E-3 thereunder.  This Amendment No. 5 is being filed as a final amendment to report the results of a Special Meeting of the Company’s Stockholders held on July 30, 2008 (the “Special Meeting”).

At the Special Meeting, amendments to the Company’s Certificate of Incorporation authorizing a 1-for-600 reverse stock split (the “Reverse Stock Split”) followed immediately by a 600-for-1 forward stock split (the “Forward Stock Split” and, collectively with the “Reverse Stock Split”, the “Stock Splits”) were approved by the Company’s shareholders.  Such amendments became effective on July 30, 2008, upon their filing with the Delaware Secretary of State.  Of the 1,361,048 shares of common stock issued and outstanding as of the record date and entitled to vote at the Special Meeting, 1,045,411 shares were voted “FOR” and 48,006 shares were voted “AGAINST” the amendments effecting the Stock Splits.  There were 10,360 abstentions.

As a result of the reverse stock split, 115,151 shares of the Company’s common stock held by approximately 598 shareholders of record were cashed out at a per share price of $13.47 and are no longer shareholders of the Company.  The aggregate pay-out by the Company related to the Reverse Stock Split was $1,551,083.97.  Shareholders holding more than one share of common stock after the Reverse Stock Split participated in the Forward Stock Split, and therefore continue to hold the same number of shares immediately after the Forward Stock Split as they did prior to the Reverse Stock Split.  After the Forward Stock Split, the number of outstanding shares of Company common stock is 1,245,897 and the number of common shareholders of record is approximately 158.

Because the Stock Splits reduced the number of shareholders of record of the Company to less than 300, the Company filed a Form 15 on July 31, 2008, with the Securities and Exchange Commission (“SEC”) to terminate its reporting obligations with the SEC under the Securities Exchange Act of 1934.

Pursuant to General Instructions F and G to Schedule 13E-3, the definitive proxy statement of the Company filed on June 12, 2008, including all appendices and exhibits thereto, is expressly incorporated by reference herein in its entirety.

SIGNATURE

 After due inquiry and to the best of my knowledge and belief, I certify that the information set for in this statement is true, complete and correct.

Date: August 21, 2008	PEOPLES-SIDNEY FINANCIAL CORP.

/s/ Douglas Stewart
Douglas Stewart
President and Chief Executive Officer